Exhibit 99.1

BlueCity Holdings Limited to Hold Extraordinary General Meeting of Shareholders

BEIJING, JUNE 23, 2022 (GLOBE NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on July 29, 2022 at 10:00 a.m. (Beijing time), at Block 2 Tower B, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing 100022, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 30, 2022, among the Company, Multelements Limited (the “Parent”), and Diversefuture Limited, a wholly-owned subsidiary of Parent (the “Merger Sub”), pursuant to which the Merger Sub will be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the consummation of the transactions contemplated thereby, including the Merger.

Upon consummation of the Merger, the Company would become a privately held company, and its American depositary shares (each two of which representing one Class A ordinary shares of the Company, par value US$0.0001 per share) (the “ADSs”) would no longer be listed or traded on the Nasdaq Global Market, and the Company’s ADS program would be terminated. In addition, the Company’s ADSs and Class A ordinary shares represented by the ADSs would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Board, approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Shareholders of record as of 10:00 a.m. (New York City time) on July 15, 2022 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on June 23, 2022 will be entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the Class A ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website www.sec.gov. In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to the Company’s shareholders.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com